SE 18007297

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SEC Mail Processing Section
MAY 29 2018
Washington DC
406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key West Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Valley Blvd. Suite 298B
(No. and Street)

San Gabriel (City) CA (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvonne Yiu (626) 377-9988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

gg
6/4/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne Yiu ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key West Investments, LLC of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

See attached california all purpose acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

s.s.

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 22 day of MAY,

20 18, by YIU, YVONNE YING FAN** and

**, proved to me on the basis of

satisfactory evidence to be the person(~~s~~) who appeared before me.

CYNTHIA BAO, NOTARY PUBLIC

CYNTHIA BAO
COMM. # 2165322
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. SEPT. 22, 2020
MGC1 MGC1

OPTIONAL INFORMATION

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

OATH AND AFFIRMATION

containing 1 pages, and dated 12/31/2017

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☐ form(s) of identification ☐ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ____

Key West Investments LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Independent Auditors Report

BRYANT A. GAUDETTE, CPA

INDEPENDENT AUDITOR'S REPORT

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Key West Investments, LLC
227 W. Valley Blvd. Suite 298B
San Gabriel CA 91776

Opinion on The Financial Statements

We have audited the statement of financial condition of Key West Investments, LLC (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as Key West Investments, LLC's auditor since December 31, 2017.

Katy, TX 77450

May 02, 2018

Key West Investments LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

Balance Sheet
As of December 31, 2017

	31-Dec-17
ASSETS	
Current Assets	
Checking/Savings	
Checking	50,130.58
Deposit to COR Clearing	25,000.00
Total Checking/Savings	75,130.58
Accounts Receivable	
1200 · Accounts Receivable	75,054.17
Total Accounts Receivable	75,054.17
Other Current Assets	
1400 · Rent security deposit	5,633.98
Total Other Current Assets	5,633.98
Total Current Assets	155,818.73
Fixed Assets	
Office Equipment	7,529.22
Accumulated depreciation	-7529.22
Total Fixed Assets	0
TOTAL ASSETS	155,818.73
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	4,369.28
Commissions Payable	58,739.71
Payroll Liabilities	2,064.50
Total Current Liabilities	65,173.49
Total Liabilities	65,173.49
Equity	
Retained Earnings	-598,159.10
Owner's Equity	
Contributions by Owner	
Owner's Capital - David	256,974.52
Owner's Capital - Yvonne	427,019.05
Total 3180 · Contributions by Owner	683,993.57
Total 3000 · Owner's Equity	683,993.57
Net Income	4,810.77
Total Equity	90,645.24
TOTAL LIABILITIES & EQUITY	155,818.73

The accompanying notes are an integral part of these financial statements.

Key West Investments LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2017

		Jan - Dec 17
Income		
Commission Income	$	415,271.41
Advisory fee		265,000.00
Other Income		4147.68
Total Income		684,419.09
Expense		
Bank charges		438.95
Payroll Expenses		120,000.00
Advertising		11603.3
Contract Labor		399,942.22
Depreciation		4,044.22
Fees & Licenses		33,011.79
Professional Fees		50061.41
Rent		38,374.64
Insurance		1,516.00
Payroll tax		9,369.00
Taxes - other business		5,243.18
Suppies		706
Utilities		5261.07
Meals & Entertainment		36.54
Total Expense		679,608.32
Net Income	$	4,810.77

The accompanying notes are an integral part of these financial statements.

Key West Investments LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2017

Statement of Cash Flows

January through December 2017

	Jan - Dec 2017
OPERATING ACTIVITIES	
Net Income	4,810.77
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1200 · Accounts Receivable	-52,218.50
2000 · Accounts Payable	-2,968.70
2001 · Commissions Payable	48,867.85
2002 · Advisory Fee Payable	-98,000.00
Net cash provided by Operating Activities	-99,508.58
INVESTING ACTIVITIES	
1460 · Accumulated depreciation	4,044.22
Net cash provided by Investing Activities	4,044.22
Net cash increase for period	-95,464.36
Cash at beginning of period	170,594.94
Cash at end of period	75,130.58

The accompanying notes are an integral part of these financial statements.

Key West Investments LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2017

Beginning of period	$85,834.47
Plus: Net Income	$4,810.77
Plus: Member contributions	-
Plus: Prior period adjustments	-
Less: Dividends paid	-
Partners' equity end of period	$90,645.24

The accompanying notes are an integral part of these financial statements.

Key West Investments LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Key West Investments, LLC (the Company) was formed as a California corporation on December 31, 2008. The Company has adopted a calendar year.

Description of Business

The Company, located in Los Angeles, CA, is a broker- dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer; additionally, the same provision exempts the firm from the computation of the reserve formula.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable -Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing affiliate that settles trades.

Depreciation

The Company uses the double declining balance method of depreciation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in sales of securities.

NOTE B - LIABILITIES

The amount of 65,173.49 mostly represents commission liabilities from COR.

NOTE C –RENT

The amount of $38,374.64 represents the rent incurred for the office space.

NOTE D- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Key West Investments LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital	
Total Stockholder's Equity	90,645
Non-Allowable Assets	
Deposits	21,948
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	68,697
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	4,347
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	63,697
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	65,173
Percentage of Aggregate Indebtedness to Net Capital	94.87%
Reconciliation of the Computation of Net Capital Under Rule 15c3-1	
Net Capital Computed and Reported on FOCUS IIA as of	$ 68,697
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 68,697
Reconciled Difference	-

Key West Investments LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $68,697 which was $63,697 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 94.87%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Yvonne Yiu
Key West Investments, LLC
227 W. Valley Blvd. Suite
298B
San Gabriel, CA 91776

Dear Yvonne Yiu:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Key West Investments, LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Key West Investments, LLC claims exemption from 17 C.F.R. §240.15c3-3. Key West Investments, LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Key West Investments, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Key West Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

May 2, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Key West Investments LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **December 31, 2017**

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

KEY WEST INVESTMENTS LLC
MEMBER FINRA / SIPC / SEC
227 W. VALLEY BOULEVARD, SUITE 298-B,
SAN GABRIEL, CALIFORNIA 91776

March 9, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite
200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Key West Investments LLC,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from January 1, 2017 through December 31, 2017 without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Sincerely,

Yvonne Yu
CEO
Key West Investments, LLC

TEL: (626) 377-9988
FAX: (626) 377-9968
WWW.KEYWESTINVESTMENTS.COM

Key West Investments LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **December 31, 2017**

Auditor's Agreed Upon Procedures Regarding SIPC General Assessment Reconciliation Pursuant to SEA Rule 17a-5(e)(4)

Key West Investments, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Key West Investments, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by Key West Investments, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Key West Investments, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Key West Investments, LLC's management is responsible for Key West Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no SIPC-6 filing provided or evidence of payment with SIPC-6.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting under-reported total revenue of $458,045.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting an additional allowable deduction of $405,000, reducing assessable net operating revenue.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no arithmetical differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no an overpayment of $147 to be applied in future periods.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

[signature]

KATY, TX 77450

May 2, 2018

Key West Investments LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **December 31, 2017**

SIPC Payment Schedule

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 2017
(Read carefully the instructions in your Working Copy before completing this Form)
COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Key West Investments LLC
227 W. Valley Blvd, Suite 298-B
San Gabriel, CA 91776
DEC
8-68166

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Yvonne Yiu 951-833-8185

WORKING COPY

2. A. General Assessment (item 2e from page 2) — $/b 339.56 ~~$565.9~~
B. Less payment made with SIPC-6 filed (exclude interest) — ( )
Date Paid
C. Less prior overpayment applied — ( )
D. Assessment balance due or (overpayment)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) — $/b 339.56 ~~$565.9~~
G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) — $/b $ 565.90 — overpaid by 226.34
H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Key West Investments LLC
(Name of Corporation, Partnership or other organization)
(Authorized Signature)

Dated the 2 day of February, 20 18 — CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: 2-5-18 Postmarked — 2-6-18 Received — Reviewed
Calculations ____ LB — Documentation ____ — Forward Copy ____
Exceptions: 2-26-18
Disposition of exceptions: Please use this overpayment toward future assessments.

CHASE

Schedule a Payment

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We'll send the payment at 8:00 PM ET on the payment date.

Payee:	SIPC ... LLC	
Payment amount:	$565.90	
Pay from:	BUSINESSSELECT CHKG (...9299)	
Payment date:	02/05/2018 Send on	02/12/2018 Deliver by
Memo:	None	
Status:	Funded	
Transaction number:	6874479399	

Key West Investments
SIPC Reconciliation

		31-Dec-17		
		SIPC 7	AUDIT	Difference
2. Total Revenue FOCUS IIA Line 9		$226,374.00	$684,419.09	$ (458,045.09)
2b. Additions				
2b(1) (Rev from securities subsidiaries)		$ -	$ -	
2b(2) (Loss from principal transactions in trading accts)		$ -	$ -	
2b(3) (Loss from principal transactions in commodities)		$ -	$ -	
2b(4) (Interest & Dividends deducted in computing 2a)		$ -	$ -	
2b(5) (loss from mgmt in participation in underwritings/distributions)		$ -	$ -	
2b(6) (Other expenses of underwritings)		$ -	$ -	
2b(7) (Net loss in investment accounts)		$ -	$ -	
Total Additions		$ -	$ -	$ -
2c. Deductions				
2c(1) (deductions from distributions of investment co., annuities, advisory and futures)		$ -	$405,000.00	
2c(2) (Revenues from commodities)		$ -	$ -	
2c(3) (Commissions to other b/d's)		$ -	$ -	
2c(4) (Reim for proxy postage)		$ -	$ -	
2c(5) (Gain from investment accounts)		$ -	$ -	
2c(6) (Markups on Treasuries and CD's)		$ -	$ -	
2c(7) (Printing and advertising of underwritings)		$ -	$ -	
2c(8) (non-securities related revenue)		$ -	$ -	
2c(9)(i) (Interest/dividend expense (FOCUS IIA / Line 13))		$ -	$ -	
2c(9)(ii) (40% of margin interest earned (FOCUS I Only)		$ -	$ -	
2c(9)		$ -		
Total Deductions		$ -	$405,000.00	$ (405,000.00)
SIPC Net Operating Revenues		$226,374.00	$279,419.09	$ (53,045.09)
2.A.General Assessment	0.0015	$ 339.56	$ 419.13	$ (79.57)
2.B. SIPC 6 Payment		$ -	$ -	$ -
2.C. Prior Year Overpayment		$ -	$ -	
2.D. Assessment Balance		$ 339.56	$ 419.13	
SIPC 7 Paid (02/12/2018)			$ 565.90	
Underpayment (Overpayment)			$ (146.77)	